EXHIBIT 99.1

GameSquare Announces Results of Annual and Special Meeting, including Election of Directors, Amendment to Articles and Update on Share Consolidation

June 23, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announces the results of its annual and special meeting of shareholders that was held on June 21, 2022 (the “Meeting”).

The seven matters voted on at the Meeting were (1) the election of directors; (2) the appointment of Kreston GTA LLP as the Company’s auditor for the coming year and the authorization of the directors of the Company to fix such auditors’ remuneration; (3) the re-approval of the Company’s rolling stock option plan; (4) the re-approval of the Company’s restricted share unit compensation plan; (5) an amendment to the Company’s articles (the “Amendment”) to create a new class of proportionate voting shares of the Company (the “Proportionate Voting Shares” or “PVS”); and (6) a 4-for-1 share consolidation of the Company’s outstanding common shares (the “Common Shares”). All matters voted on at the Meeting were approved by the requisite number of votes.

The six individuals re-elected as directors of the Company are Craig Armitage, Travis Goff, Justin Kenna, Paul LeBreux, Tom Walker and Kevin Wright.

In addition, the Company announces that it has filed articles of amendment to give effect to the creation of the PVS and the amendment of the terms of the Common Shares to give effect thereto. Common Shares shall be convertible at the option of the holder into Proportionate Voting Shares on the basis of 100 Common Shares per 1 Proportionate Voting Share, with each Proportionate Voting Share being entitled to 100 votes per Proportionate Voting Share.  PVS may also be converted at the option of the holder into Common Shares at a ratio of 100 Common Shares per Proportionate Voting Share.

In addition, as noted, shareholders also approved a 4-to-1 consolidation of the Company’s existing Common Shares. A further update will be provided by the Company when and if the Company determines to proceed with the share consolidation.

Following the Amendment, certain affiliates of Goff Capital, Inc., each of which is under the control or direction, as applicable, of Mr. John Goff, elected to convert 7,500,000 Common Shares into 75,000 PVS (the “Goff Conversion”). Prior to the Goff Conversion, Mr. Goff owned or controlled, directly or indirectly, 48,377,648 Common Shares and 7,968,750 warrants to acquire Common Shares, representing approximately 20.69% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which he exercises direction or control). Following the Goff Conversion, Mr. Goff owns or controls, directly or indirectly, 40,877,648 Common Shares, representing approximately 21.89% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which he exercises direction or control but not conversion of the PVS back into Common Shares), and 75,000 PVS, representing approximately 50% of the outstanding PVS (assuming no other Common Shares have been converted into PVS except in connection with the Conversions (as defined below)).

In addition, Blue & Silver Ventures, Ltd. (“Blue & Silver”) elected to convert 7,500,000 Common Shares into 75,000 PVS (the “B&S Conversion”, and together with the Goff Conversion, the “Conversions”) following the Amendment. Prior to the B&S Conversion, Blue & Silver owned or controlled, directly or indirectly, 66,678,658 Common Shares and 2,656,250 warrants to acquire Common Shares, representing approximately 25.96% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which it exercises direction or control). Following the B&S Conversion, Blue & Silver owns or controls, directly or indirectly, 59,178,658 Common Shares, representing approximately 24.53% of the outstanding Common Shares (assuming the exercise of all warrants to acquire Common Shares over which it exercises direction or control but not conversion of the PVS back into Common Shares), and 75,000 PVS, representing approximately 50% of the outstanding PVS (assuming no other Common Shares have been converted into PVS except in connection with the Conversions).

Notwithstanding the Conversions, as detailed above, the effective economic and voting interests of each of Mr. Goff and Blue & Silver in the Company, on an as-converted basis, are the same as before the Conversions were effected.

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The Common Shares and PVS held, directly or indirectly, by Mr. Goff and Blue & Silver, respectively, were acquired for investment purposes. In accordance with applicable securities laws, Mr. Goff and/or Blue & Silver, may from time to time and at any time, directly or otherwise, increase or decrease their respective ownerships of Common Shares and/or PVS of GameSquare in the future and reserve the right to acquire or dispose of any or all of the Common Shares, PVS or warrants held, directly or indirectly, by either of them in accordance with applicable securities laws depending on market conditions, the business and prospects of the Company and other relevant factors.

Each of Mr. Goff and Blue & Silver will file an early-warning report in respect of the foregoing under the Company's profile on www.SEDAR.com.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the proposed share consolidation and the effects and benefits therefrom. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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